C L I F F O R D	CLIFFORD CHANCE US LLP

C H A N C E
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NEW YORK NY 10019

TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

TO	Geoffrey M. Ossias	COMPANY	Securities and Exchange Commission

FAX NO	202-772-9209	PHONE NO	202-551-3404

FROM	Elizabeth M. McCarroll	DATE	October 12, 2005

CC	Andrew Epstein
Eric Graham

SENDER PHONE	+ 1 212 878 3437	PAGES (INCL COVER)	3
Re:	Cogdell Spencer Inc. File No. 333-127396
Attached, please find risk factor language that we are proposing to add to our filing as well as a copy of the Form of Investor Information Sheet that should accompany Exhibit 10.14 (“Form of Irrevocable Exchange and Subscription Agreement for all holders of interests in the Existing Entities, with the exclusion of James W. Cogdell and Frank C. Spencer”). We will refile Exhibit 10.14 with our next amendment in order to include this page.
We look forward to discussing this with you further.
Regards,
Elizabeth McCarroll
FOR FAX TRANSMISSION PROBLEMS, CALL +1 212 878 8374 THIS FACSIMILE TRANSMISSION IS INTENDED SOLELY FOR THE USE OF THE PERSON OR ENTITY TO WHICH IT IS ADDRESSED AND MAY CONTAIN INFORMATION THAT IS PRIVILEGED, CONFIDENTIAL AND EXEMPT FROM DISCLOSURE UNDER APPLICABLE LAW. ANY REVIEW, DISSEMINATION, DISTRIBUTION, COPYING OR OTHER USE OF, OR THE TAKING OF ANY ACTION IN RELIANCE UPON, THIS TRANSMISSION OR ITS CONTENTS BY PERSONS OTHER THAN THE ADDRESSEE IS STRICTLY PROHIBITED. IF YOU HAVE RECEIVED THIS COMMUNICATION IN ERROR, OR ARE UNCERTAIN ABOUT ITS PROPER HANDLING, PLEASE CALL US IMMEDIATELY (COLLECT AT +1 212 878 8374) AND RETURN THE ORIGINAL TRANSMISSION TO US BY MAIL.

The agreements relating to the consolidation transaction are subject to customary closing conditions, including obtaining lender consents. The agreements relating to the consolidation transaction are subject to the satisfaction of customary closing conditions, including obtaining lender consents with regard to transfers of properties as part of the consolidation transaction. As of the date of this prospectus, we have obtained lender consents covering all but four of our properties which are secured by four mortgages in the aggregate principal amount of approximately [$29 million] as of June 30, 2005. In general, each of these remaining outstanding consents is subject to a reasonable discretion standard with respect to the approval of the lenders of these transfers. We may determine to delay the closing of the acquisition of the entities that own three of these properties (Birkdale Medical Village, East Jefferson Medical Office Building and Three Medical Park) as part of the consolidation transaction in the event that leader consents with respect to these properties are not obtained before the closing of the offering. Alternatively, we may transfer the properties to the company at the closing even if we have not obtained the consent by that time. In the unlikely event that we decide to refinance the mortgages for these three properties, we may incur prepayment penalties and may have to borrow under our unsecured line of credit or obtain alternative financing, which, if available, may be on terms less favorable than the terms of the original indebtedness. With respect to the fourth property, Barclay Downs, we expect to refinance that loan if the consent is not obtained. Notwithstanding any delays in obtaining lender consents, the company will be entitled to all of the cash flow and earnings from each of these properties during the period of delay.

FORM OF INVESTOR INFORMATION SHEET
[NAME OF EXISTING ENTITY]
Contact:
[Name]
[Address]
[Telephone number]
Cogdell Advisors Inc.
(704) 940-2900

Current Ownership % in
Investor	[Existing Entity]	Cash Value	Number of OP Units